FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For April 25, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F   X            Form 40-F
                         _____                    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                      No    X
                       _____                    _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1. - Press release dated April 25, 2003

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)


Date: April 25, 2003                        By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1


                                     [MIC]


                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                  April 25, 2003

                      MIC LAUNCHES GSM SERVICES IN LAO PDR

New York, London and Luxembourg - April 25, 2003 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that it launched GSM services in the Lao People's Democratic Republic (Laos) on April 22, 2003, under the Tango brand name.

Tango is the fourth entrant to the GSM market in Laos and it is operating a pre-paid service for GSM 900 and 1800 frequencies under a 20-year license. Distribution will take place through a dealer network of more than 100 outlets.

Tango has superior quality coverage in the capital Vientiane and in the second largest town of Savannakhet and coverage of the main tourist area of Luang Prabang is expected to follow in the second quarter of 2003. Value-added services offered include SMS and Tango is the first network to offer International roaming to visitors from a wide range of countries.

Marc Beuls, President and CEO of Millicom International Cellular commented: "The launch of services in Laos bolsters our cellular offering in South East Asia and will facilitate the development of regional synergies. The Tango service is targeted towards the under 30 age-group which comprises 68% of the population of Laos and Millicom is confident of building a significant market share."


Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.


CONTACTS:

Marc Beuls                                          Telephone:  +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg


Andrew Best                                         Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com